Filed by International Paper Company
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                            Subject Company: Champion International Corporation
                                                 Commission File No.: 001-03053


                         INTERNATIONAL [GRAPHIC] PAPER

                               Offer to Purchase
                             Champion International


                         Focused Strategy to Strengthen
                     International Paper's Core Businesses

                             [SLIDE PRESENTATION]



                                                  INTERNATIONAL [GRAPHIC] PAPER

[Slide 1]

IP Proposed Offer for Champion

o    $64.00 per Champion share

o    $43.00 in cash and $21.00 in IP shares

o Downside protection for Champion shareholders to $36.00 per IP share

o    No significant anti-trust issues

o    Requires Champion Board and shareholder approvals

o    Accounted for as a purchase by IP


[Slide 2]

Clearly Superior to UPM Proposal

o    Significant additional value for Champion shareholders
     - Nearly 25% premium to closing price on April 24, 2000
     - More than 20% premium to implied UPM offer on April 24, 2000

o    Certainty of value to Champion shareholders
     - Significant cash component - 67%
     - Downside protection on stock component
     - Liquid Dow 30 stock, market cap. of $16.6 billion

o Limited conditions to closing


[Slide 3]

Important Strategic Step for IP

o IP becomes a leader in each of our core businesses
     - Strengthens both coated and uncoated printing papers
     - Complements timberland, wood products and containerboard

o    Increases IP's focus
     - Re-allocate resources to strengthen core businesses
     - Divest more than $3 billion of other assets

o    Creates significant value for IP shareholders
     - Merger benefits of $425 million per year
     - Large cash component minimizes equity dilution
     - Accretive to IP EPS in 2001 and across the cycle
     - Earns cost of capital over the cycle


[Slide 4]

Enhances IP's Three Core Businesses


Packaging
     - Industrial - Corrugated Boxes (IP)
     - Consumer - Folding Cartons  (Champion)

Printing Papers

     - Uncoated Freesheet
     - Coated Paper
          - Distribution

Timberlands
     - Building Materials


[Slide 5]

Champion Complements IP's Business Mix

                 IP                                 IP pro Forma
         1999 Sales Breakdown                    1999 Sales Breakdown
                                                   $25.2 Billion (1)

[Pie Chart 1]                                [Pie Chart 2]
     Packaging          -     29%                  Printing papers     -   27%
     Distribution       -     26%                  Packaging           -   25%
     Printing Papers    -     22%                  Distributions       -   24%
     Forest Products    -     12%                  Forest products     -   14%
     Carter Hold Harvey -      6%                  Carter holt Harvey  -    5%
     Chemicals          -      5%                  Chemicals           -    5%


(1) Pro Forma Shorewood Packaging
Source: 1999 Annual Reports for IP and Champion.


[Slide 6]

Enhances IP's Market Position

Uncoated Freesheet

     o    Merger gives IP the largest and lowest-cost system in N.A.
     o    Half of the newest and most efficient UFS mills in N.A.
     o    World-class mills at Riverdale, Eastover and Courtland

Coated Papers

     o    IP becomes a leader in coated papers in N.A.
     o    Low cost position that can be further improved

Merchant Distribution

     o    Nationwide provides substantial margin improvement opportunities

Linerboard

     o    Roanoke Rapids enhances IP's strong containerboard system

Timberlands/Wood Products

     o    IP strengthens its fiber base and wood products position

Latin America

     o    Highly profitable UFS and coated groundwood position in Brazil
     o    "Swap" stake in COPEC for control of Brazilian business


[Slide 7]

Expands IP's Portfolio of Large Low-Cost
Uncoated Freesheet Machines

N.A. Capacity - Uncoated Freesheet
(Tons in Millions)

[Bar Chart]
     IP/Champion              4.7
     IP                       3.4
     Georgia Pacific          2.2
     Boise Cascade            1.5
     Williamette              1.4
     Weyerhaeuser             1.4


          UFS Ranked by % of Large Machines

                                 Avg.
                                 Mach         % Large
                    # of         Size          Mach
Company             Mach      (000 Tons)     (>250")
-----------------------------------------------------
   Champion           6          225            67%
1. IP/Champion       26          182            60%
   IP                20          169            45%
2. Willamette         9          157            33%
3. Weyerhaeuser       9          154            33%
4. Georgia-Pacific   19          116            21%
5. Boise Cascade     10          153            20%


Source:  Industry Reports, Company Information.


[Slide 8]

Establishes IP as a Leader in Coated Papers in North America


N.A. Capacity - Coated Papers
(Tons in Millions)


[Bar Chart]
                       Coated Groundwood    Coated Freesheet
IP/Champion (2.3)             1.3                  1.0
Consolidated Paper (1.9)      1.0                   .9
Mead (1.3)                     .6                   .8
Champion (1.2)                 .7                   .5
IP (1.1)                       .6                   .5
S.D. Warren (1.0)                                  1.0


          UFS Ranked by % of Large Machines

                                 Avg.
                                 Mach         % Large
                    # of         Size          Mach
Company             Mach      (000 Tons)     (>250")
-----------------------------------------------------
   Champion           7          176            57%
1. S.D. Warren        6          171            50%
2  IP/Champion       14          165            50%
3. Mead               9          149            44%
   IP                 7          154            43%
4. Consolidated
   Papers            17          109             6%




Source:  Industry Reports, Company Information.


[Slide 9]

Strengthens IP's Low-Cost Industrial Packaging Business

N.A. Capacity--Containerboard
(Tons in Millions)
-------------------------------------------------------------------------------
                                             Medium         Liner Board
-------------------------------------------------------------------------------
Smurfit-Stone (7.5)                           2.5                5.0
I/P Champion (4.7)                             .6                4.1
IP (4.3)                                       .6                3.7
Weyerhaeuser (4.0)                            1.4                2.6
Georgia-Pacific (3.6)                          .9                2.7
Temple-Inland (2.7)                            .5                2.2
-------------------------------------------------------------------------------


Containerboard Ranked by % of Large Machines
-------------------------------------------------------------------------------
                                      Avg.
                                      Mach         % Large
                         # of         Size           Mach
Company                  Mach      (000 Tons)      (> 250")
-------------------------------------------------------------------------------
   IP                     11          387             73%

1. IP/Champion            13          368             62%
2. Weyerhaeuser           13          306             54%
3. Georgia-Pacific        11          329             36%
4. Temple-Inland           8          339             25%
5. Smurfit-Stone(1)       39          191             18%

   Champion                2          265              0%
-------------------------------------------------------------------------------
(1)  Pro Forma for St. Laurent Paperboard.


Source: Industry Reports, Company Information.


[Slide 10]

IP Already Has a Leading Position in Consumer Packaging

N.A. Capacity--Bleached Board
(Tons in Millions)
-------------------------------------------------------------------------------
IP                  2.5
Westvaco            1.6
Potlatch             .6
Georgia-Pacific      .3
Smurfit-Stone        .3
-------------------------------------------------------------------------------
(Pro forma St. Laurent Paperboard)


Bleached Board Ranked by % of Large Machines
-------------------------------------------------------------------------------
                                      Avg.
                                      Mach         % Large
                         # of         Size           Mach
Company                  Mach      (000 Tons)      (> 250")
-------------------------------------------------------------------------------
1. IP                    11.5          222             17%
2. Westvaco               8            203             13%
3. Potlatch               3            208              0%
4. Georgia-Pacific        2            170              0%
5. Smurfit-Stone(1)       2            155              0%
-------------------------------------------------------------------------------
(1) Pro forma St. Laurent Paperboard.


Source: Industry Reports, Company Information.


[Slide 11]

Creates Substantial Margin Enhancement Opportunities in Distribution

Estimated 1999 Sales of Major North American Paper Distributors
(Dollars in Billions)
-------------------------------------------------------------------------------
IP/Champion                   7.3
Unisource (G-P)               6.6
Xpedx (IP)                    6.5
Gould                          .9
Champion                       .8
WWF                            .8
RIS Paper                      .7
-------------------------------------------------------------------------------


Source: Annual Reports, Company Information.


[Slide 12]

Broadens and Strengthens IP's Timberland Base

Timberland Holdings
(Acres in Millions)
-------------------------------------------------------------------------------
                                        International            North America
-------------------------------------------------------------------------------
IP/Champion (14.8)                           2.3                      12.5
IP (8.3)                                      .8                       7.5
Weyerhaeuser (6.6)                            .2                       6.4
Champion (6.5)                               1.5                       5.0
Georgia-Pacific (4.7)                         --                       4.7
Hancock (3.3)                                 .4                       2.9
Plum Creek (3.2)                              --                       3.2
-------------------------------------------------------------------------------

Note: Excludes cutting rights in Canada.
Source: Annual reports, Company information


[Slide 13]

Positions IP as a Leader in Wood Products

[Bar Chart]

North American Lumber Production Capacity
(Billion Board Feet)
-------------------------------------------------------------------------------
Weyerhaeuser                  5.8
IP/Champion                   4.6
IP                            2.9
Georgia-Pacific               2.7
Canfor                        2.6
Champion                      1.7
West Fraser                   1.6
-------------------------------------------------------------------------------


Source: 1999 Annual Reports, Annual Information Forms


[Slide 14]

Champion has Completed a Major Investment and Restructuring Program

o    Since 1988 Champion invested nearly $8.6 billion

     -    $3.3 billion strategic capital spending

     -    $4.8 billion maintenance

o    Major restructuring completed

     -    $0.8 billion in divestitures

     -    $1.0 billion in write-offs

     -    Work force reduced by 11%

     -    Profit improvements of $400 million achieved by end of 1999

o    Easy integration and limited ongoing capital requirements


[Slide 15]

$425 Million of Annual Merger Benefits is Compelling and Achievable

o Merger benefits identified in the areas of SG&A, logistics, manufacturing and purchasing

[Bar Chart]

Comparison of Merger Benefits as a % of Target Sales
-------------------------------------------------------------------------------
                                        Realized            Announced
-------------------------------------------------------------------------------
IP/Federal Paperboard                     9.9%                5.2%
IP/Union Camp                             9.4%                6.7%
IP/Champion                                                   8.1%
Abitibi-Consolidated/Donohue                                  7.0%
Jefferson Smurfit/Stone-Container                             6.6%
Norske Skog/Fletcher Paper                                    6.3%
UPM-Kymmene/Champion International                            6.2%
Stora Enso/Consolidated Paper                                 6.0%
Smurfit-Stone/St. Laurent Paperboard                          5.5%
Weyerhaeuser/MacMillan Bloedel                                5.3%
-------------------------------------------------------------------------------


[Slide 16]

IP will Divest More Than $3 Billion in Assets

o Champion acquisition creates opportunity to accelerate divestitures while maintaining Union Camp pooling

o    The assets to be sold are not strategic to IP's core businesses

o    Will complete $3+ billion program over next 12-18 months

o IP's strategy is to increase our focus and redeploy capital into our strategic businesses


[Slide 17]

$8.5 Billion Transaction Financed Primarily with Cash

(Dollars in Billions)
-------------------------------------------------------------------------------
Price per Share ($ per share)                                         $64.00
Fully Diluted Shares Outstanding (MM)                                  97.1

Equity Purchase Price                                                  $6.2
Enterprise Value(1)                                                    $8.5
Enterprise Value/2001 EBITDA Including Merger Benefits                 4.1x

IP Shares Issued (MM)(2)                                               51.1
% of Pro Forma Shares Outstanding(3)                                  11.0%
-------------------------------------------------------------------------------
(1)  Excluded Break-up Fee of $210 million
(2)  Based on a closing price for IP of $39.94 per share.
(3)  Based on 414.48 million shares outstanding.


[Slide 18]

Transaction Accretive to IP EPS in 2001

o    Assumes 50% of merger benefits achieved in 2001

(Dollars in Billions)
-------------------------------------------------------------------------------
                                                                    2001E
-------------------------------------------------------------------------------
Pro Forma Sales                                                     $38.2
Pro Forma EBITDA                                                      7.8
Pro Forma EBIT                                                        5.9

IP Consensus EPS ($ per share)                                      $5.61
IP Pro Forma EPS ($ per share)                                      $6.16
% Accretion                                                           9.9%
-------------------------------------------------------------------------------
Note: Impact of proposed divestitures not included.
Source: First Call, Industry Research


[Slide 19]

Strong Balance Sheet Allows for Future Financial Flexibility

o With strong earnings, merger benefits and asset sales IP's credit will remain strong

Selected Pro Forma Financials--Assumes $3 Billion of Divestitures
(Dollars in Billions)
-------------------------------------------------------------------------------
                                        IP             IP PRO FORMA
                                    12/31/1999          12/31/1999
-------------------------------------------------------------------------------
Total Assets                          $30.3               $36.0
Total Debt                              8.4                12.1
Total Equity(1)                        13.7                15.7
                                      -----               -----
Total Capital                         $22.1               $27.9

Total Debt/Capital                     38.1%               43.5%
-------------------------------------------------------------------------------
(1) Includes minority interests and preferred securities.
Note: IP pro forma Champion acquisition and divestitures (at book value)


[Slide 20]

Summary

o    IP improves leadership positions in our three strategic businesses

o    $3+ billion divestiture program accelerated

o    Increases IP's focus - reallocation into core businesses

o    Superior proposal for Champion shareholders

o    Creates significant value for IP shareholders


[Slide Presentation Narrative]

Introduction [CT]

o We sent to you a presentation outlining the details of IP's offer to purchase Champion International. These slides are also posted on our web site.

o This morning John Dillon, Chairman and CEO, and John Faraci, Senior VP Finance and CFO, will cover the highlights of the offer and answer your questions.

Good morning, today we announced that IP has made an offer to purchase Champion for $64 per share. I assume most of you have seen our press release. [JTD] |X| Our Board and I believe that a combination of IP and Champion is compelling and would create significant value for our shareholders.

o    Champion fits extremely well with IP.

o The acquisition will increase IP's focus and will add to our three core businesses: Printing Papers, Packaging and Timberlands & Building Materials.

o The transaction will also enable us to accelerate a major divestiture program, involving more than $3 billion of assets, and re-deploy the proceeds into our core businesses.

o There are tangible financial benefits to IP shareholders. The acquisition creates $425 million in merger benefits, is accretive to EPS in the first year and across the cycle and earns its cost of capital.

o IP's offer provides superior value to Champion shareholders compared with UPM's proposal and we are committed to concluding a transaction to bring these two companies together.

Let me describe the offer that IP has made for Champion [JTD]

o    Our offer of $64 per CHA share comprises $43 in cash and $21 in IP stock.

o The offer is fully financed and we do not anticipate any significant anti-trust issues.

o It is subject to Champion Board, Champion shareholder and standard regulatory approvals.

o    IP will account for the merger using purchase accounting.

IP's offer is clearly superior to UPM's proposal [JTD]

o Our offer price is nearly 25% above yesterday's closing price for Champion and more than 20% higher than the implied value of the UPM proposal.

o Not only does our offer provide superior value, it gives Champion shareholders certainty that our offer is really worth $64 per share.

o We are offering a significant amount of cash - more than two thirds of our offer.

o    We are also providing 10% downside protection on the stock component.

o And IP is a Dow 30 company with a market capitalisation of $16.6 billion and a highly liquid public float.

The acquisition of Champion is an important strategic step for IP [JTD]

o Together with Champion, IP will have stronger positions in its core businesses.

o Champion significantly enhances our printing papers operations and complements our timberland, wood products and industrial packaging operations.

o Our strategy is to continue to build leading positions in our core businesses. The acquisitions of Federal, Union Camp and more recently Shorewood are all consistent with this.

o By focusing our resources on our core strategic businesses, we believe we can create substantial value for IP shareholders.

Let me run through what Champion brings to IP and why it complements IP so well [JTD]

o Champion will strengthen IP's uncoated free-sheet system by adding two excellent facilities. Courtland gives IP another world class uncoated free-sheet mill in North America to complement Eastover and Riverdale.

o This acquisition will transform IP into a leader in coated papers in North America with high quality assets that produce a broad portfolio of coated free-sheet and groundwood products.

o IP is a leader in the industrial and consumer packaging businesses with its system of low-cost mills and converting operations. Roanoke Rapids adds another large, efficient mill to our industrial packaging system.

o Adding Nationwide builds on IP's leading position in paper distribution and creates substantial margin improvement opportunities.

o Champion will bring us over 5 million acres of U.S. timberlands and attractive wood products operations. We will have 12.5 million acres of timberlands in North America with over 75% in the premier growing regions in the South.

o Champion's scale and low-cost assets in Brazil will provide a growth platform in an attractive market and substantial holdings of fast growing plantation forests.

o The combination of IP and Champion will extend our leadership and low-cost positions and strengthen our core businesses.

IP will undertake a major divestiture program totalling over $3 billion, allowing us to re-deploy capital into our strategic businesses [JTD]

o The Champion acquisition would create the opportunity for us to accelerate a comprehensive divestiture program while maintaining the pooling accounting treatment for the Union Camp merger

o We intend to sell in excess of $3 billion of assets that are not strategic to IP's core businesses over the next 12 to 18 months.

o With the combination of the divestiture program and the acquisition of Champion, IP will dramatically increase its focus and re-deploy a substantial portion of its capital into our strategic businesses.

o Let me hand you over to John Faraci, who is going to review some of the financial aspects of the transaction.

The fact that Champion has completed a major investment and restructuring program makes it easier for us to integrate Champion's businesses [JF]

o Champion has invested heavily to upgrade the quality and capacity of many of its major facilities over the last decade.

o Champion has substantially completed a major restructuring program, which involved exiting non-core and underperforming assets, reducing its work force by 11% and achieving $400 million of profit improvements.

o Having studied Champion's business closely, we are confident that once we complete the integration we will be able to limit ongoing capital expenditures on the Champion assets to significantly below D&A.

We have identified $425 Million of annual merger benefits that we are confident we can achieve [JF]

o The similar geographic and business profiles of the two companies will create real opportunities to substantially increase profitability.

o We have built up a detailed estimate of the merger benefits on a line by line basis for each business based on our actual experience with the Union Camp and Federal mergers.

o From our recent experience we expect that the merger benefits will come in the areas of SG&A reduction, production scheduling efficiences, fibre supply optimisation, purchasing and logistics.

o Our estimate of $425 million per year of merger benefits is less than we actually achieved on Union Camp and Federal measured as a % of sales

o We believe $425 million is readily achievable within a two year time frame. This is in addition to Champion's $285 million profit improvement program and the $1.8 billion profit improvement program that IP is currently implementing.

o IP has a proven track record of extracting substantial cost savings from strategic acquisitions.

o The financial benefits of combining IP and Champion are substantial and represent tangible value for IP shareholders.

This is a significant transaction primarily financed with cash [JF]

o The offer price represents $8.5 billion in enterprise value and 4.1x 2001 EBITDA including the merger benefits.

o We have structured our offer to include a substantial portion of cash to avoid equity dilution for our shareholders and provide certainty of value for Champion shareholders.

The transaction is accretive to IP's earnings per share in 2001 [JF]

o An acquisition of Champion would be accretive to IP shareholders in 2001 assuming 50% of the merger benefits are realised.

o Based on consensus estimates for IP and Champion, the transaction would be 10% accretive to IP EPS in 2001, without taking into account the divestitures.

o IP estimates that the transaction would be accretive to EPS across the cycle taking into account the merger benefits and the divestitures.

o In addition, the transaction would earn its cost of capital and improve IP's ROI across the cycle.

Our balance sheet will remain strong, allowing for future financial flexibility [JF]

o We are committed to maintaining IP's financial flexibility and a strong investment grade rating.

o With the expected increase in earnings and cash flows in 2000/2001, the anticipated merger benefits from the combination and the divestiture program, we believe that our balance sheet will remain strong.

This is a compelling combination that creates substantial value for both IP and Champion shareholders [JTD]

o We believe that this is an excellent acquisition opportunity that is consistent with IP's strategy, creates substantial value for our shareholders and enhances IP's position as a leader in the industry.

o Given the quality of its assets, what we see as a cultural fit, and the product and geographic profiles of the two companies, Champion is a perfect match for IP.

o It would enable us to accelerate a $3+ billion divestiture program and re-deploy the proceeds into our core businesses.

o The merger benefits are compelling at $425 million per year. We have a track record of integrating acquisitions and have outperformed our merger benefit estimates significantly in past mergers

o The acquisition will be accretive to IP EPS and will earn its cost of capital.

o We are making an attractive offer to Champion shareholders, which gives them a substantial premium and a high degree of certainty with respect to the value of our offer.

o I am confident that IP will be a stronger, more focused and more profitable company following this acquisition.

o This is a strategic acquisition for IP and we are committed to bringing the combination to a successful conclusion.




These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. These and other risk factors are detailed in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/ prospectus regarding the proposed business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by International Paper Company at the Commission's website at www.sec.gov. Additional information concerning the proposed business combination may also be found on the International Paper Company website, www.internationalpaper.com, or by contacting Judy Pirro of International
Paper Company at (914) 397-1667.